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                                                                File No. 70-9499

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Post-Effective Amendment No. 5
                                       To
                                    FORM U-1
                                   DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                    Conectiv
                         Atlantic City Electric Company
                         Delmarva Power & Light Company
                                 800 King Street
                              Wilmington, DE 19899

                     (Name of company filing this statement
                   and address of principal executive offices)


                                    Conectiv
                 (Name of top registered holding company parent)

                                 Philip S. Reese
                          Vice President and Treasurer
                                    Conectiv
                                 (address above)

                     (Name and address of agent of service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

     Peter F. Clark, Esquire                  Joyce Koria Hayes, Esquire
     General Counsel                          7 Graham Court
     Conectiv                                 Newark, DE 19711
     (address above)

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Item 1. Description of Proposed Transactions

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

The application as previously filed is amended to add the following information under Item 1:

         Conectiv's common equity to total capitalization ratio fell below 30% primarily as a result of write-downs occurring in 1999 due to state electric industry restructuring. The Company expects its common equity to total capitalization ratio to remain below 30% until the sale of certain generating assets to third parties is completed. The closing is scheduled for September 1, 2000 but is contingent on the prior receipt of state regulatory approvals.



                                    SIGNATURE

       Pursuant to the requirements of the Act, the undersigned companies have duly caused this amended Application to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: April 27, 2000
                                               Conectiv

                                               By:  /s/ Philip S. Reese
                                               Vice President and Treasurer

                                               Atlantic City Electric Company

                                               By /s/ Philip S. Reese
                                               Vice President and Treasurer


                                               Delmarva Power & Light Company

                                               By:  /s/ Philip S. Reese
                                               Vice President and Treasurer


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